August 25, 2008

Mr. Kevin Rich
Chief Executive Officer and Principal Financial Officer
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

      **Re: PowerShares DB Commodity Index Tracking Fund
               Form 10-K for the year ended December 31, 2007
               File No. 001-32726**

Dear Mr. Rich:

     We received your comment letter dated August 12, 2008. We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Karen J. Garnett
                             Assistant Director

cc: James C. Munsell (*via fax*)